Exhibit 99.1

Agria Subsidiary PGG Wrightson Announces Annual Results for the Year Ended June 30, 2014

BEIJING, CHINA--(Aug 12, 2014) - Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agricultural company, today announced that its New Zealand-listed subsidiary, PGG Wrightson Limited (NZSE: PGW) (“PGW”), released its financial results for the fiscal year ended June 30, 2014. These results will be consolidated into Agria’s results for the year ended June 30, 2014.

A copy of PGW’s market announcement and its financial results can be downloaded from: http://www.pggwrightson.co.nz/OurBusiness/MarketAnnouncements.

For the fiscal year ended June 30, 2014, PGW reported operating earnings before interest, tax, depreciation and amortization (“operating EBITDA”)1 of NZ$58.7 million, a 28% increase from NZ$45.8 million for the prior fiscal year. Revenue of NZ$1.2 billion increased 8% from the previous year. Net profit after tax of NZ$42.3 million represented a NZ$27.6 million increase from the previous year, after adjusting for the one-time goodwill impairment in fiscal year 2013. Cash from operating activities grew by NZ$15.5 million to NZ$54.8 million.

PGW’s board of directors declared a fully imputed dividend of NZ3.5 cents per share on the back of strong financial performance and cash and capital inflows.

Alan Lai, Executive Chairman of Agria, commented, “We are pleased to see the growing momentum in financial results at PGW, as changes implemented by its new management team begin to take hold. PGW’s Chief Executive Officer, Mark Dewdney, is leading an engaged and passionate group of people. PGW is an integral element of Agria’s strategy to grow its three key business units in Seed and Grain; Crop protection, Nutrients and Merchandise; and Rural Services, and we look forward to continued success in fiscal year 2015.”

Mr. Lai also noted that the PGW Board was pleased to announce the appointment of Trevor Burt as Deputy Chairman. “Trevor is the Chairman of Ngāi Tahu Holdings Corporation Ltd, Agria’s key strategic partner in our investment in PGW. Trevor’s appointment as the Deputy Chairman marks our long term commitment and engagement with PGW, our management team and the people of New Zealand.”

Mr. Dewdney stated, “PGW continues to represent a leading option for investors looking for broad based exposure to New Zealand agriculture and the commercialization of agri-technologies to our growing international markets. This year’s strong financial results demonstrate the overall strength of the company. We have developed strategies to grow our business based around our clients’ business needs. Our financial results suggest that those plans are on track and are delivering real benefits for our clients, staff and shareholders.”

Mr. Dewdney continued, “The outlook for our core sheep, beef, arable, horticulture and viticulture markets is positive and will continue to be a major focus for the company. In addition, we are going to put more emphasis on the dairy, water and agronomy sectors in New Zealand. We also see potential to grow strongly in South America and our other international markets.”

[1]	PGW’s definition of Operating EBITDA: Earnings before net finance costs, income tax, depreciation, amortization, the results of discontinued operations, fair value adjustments, non-operating items and equity accounted earnings of associates.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed & Grain; Crop Protection, Nutrients & Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.